June 27, 2014

VIA EDGAR

Todd E. Hardiman

Associate Chief Accountant

Office of the Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Endurance Specialty Holdings Ltd.
File No. 333-196596
Form S-4, filed June 9, 2014, as amended June 19, 2014

Dear Mr. Hardiman:

On behalf of Endurance Specialty Holdings Ltd. (“Endurance”), I am writing to address the matters contained in your letter to me dated June 26, 2014 in respect of the Registration Statement on Form S-4 (file no. 333-196596) originally filed by Endurance with the Securities and Exchange Commission on June 9, 2014, as amended on June 19, 2014 (as amended, the “Registration Statement”). In connection with dispensing with the written consent of KPMG Audit Plc (“KPMG”), the independent auditors of Aspen Insurance Holdings Limited (“Aspen”), (i) to the incorporation by reference of the KPMG reports cited in the first paragraph of my June 17, 2014 letter and (ii) to the inclusion of a reference to KPMG under the heading “Experts” in the prospectus, I wish to confirm to you the following:

1. With respect to the first bullet on page 2 of your June 26 letter, Endurance is not seeking to incorporate by reference into the Registration Statement the KPMG reports referred to above. Specifically, please note the parenthetical language that qualifies the incorporation by reference of Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013 on page 134 of the Registration Statement under the heading “Aspen Filings”, which states “Annual Report on Form 10-K (except for the report of Aspen’s independent public accountants contained therein which is not incorporated herein by reference because the consent of Aspen’s independent public accountants has not yet been obtained).” Furthermore, Aspen’s auditor is not named under the “Experts” heading or any other location in the Registration Statement. To provide further clarification that the KPMG reports are not incorporated by reference into the Registration Statement, Endurance will revise the disclosure on page 131 of the Registration Statement (and make corresponding changes to the similar disclosure on page 9 of the Registration Statement) in the next amendment to the Registration Statement to add the underlined language as follows:

The consolidated financial statements of Aspen appearing in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013 (including schedules appearing therein), and Aspen’s effectiveness of internal control over financial reporting as of December 31, 2013 included therein, have been audited by an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Pursuant to Rule 439 under the Securities Act, Endurance requires the consent of Aspen’s independent auditors to incorporate by reference their audit reports included in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013 in this prospectus/offer to exchange, and, because such consent has not been received, such audit reports are not incorporated herein by reference.

2. With respect to the second bullet on page 2 of your June 26 letter, Endurance has included disclosure on pages 9 and 34 of the Registration Statement stating that, because the consent of Aspen’s auditors to be named as an expert in the Registration Statement has not been obtained, investors may not be able to recover against Aspen’s auditors under Section 11 of the Securities Act for any untrue statements of a material fact contained in Aspen’s financial statements audited by Aspen’s auditors or any omissions to state a material fact required to be stated therein.

3. With respect to the third bullet on page 2 of your June 26 letter, Endurance does not believe that it has included any express or implicit disclaimer of liability in the Registration Statement in respect of Aspen’s financial statements that are incorporated by reference into the Registration Statement.

4. With respect to the fourth bullet on page 2 of your June 26 letter, Endurance acknowledges that, in the event circumstances change, for example, if the deal turns friendly, the Registration Statement will be amended to include Aspen’s audited financial statements and the auditor’s consent required by the form.

Please feel free to telephone me if you have any additional questions.

Very truly yours,

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ Michael J. McGuire
Name:	Michael J. McGuire
Title:	Chief Financial Officer

cc:	Jeffrey P. Riedler, Securities and Exchange Commission

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